UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-39603
NOTIFICATION OF LATE FILING	CUSIP NUMBERS 716421 102 716421 201 716421 110

(Check one): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:	N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PETRA ACQUISITION INC.
Full Name of Registrant.

Former Name if Applicable

5 West 21st Street
Address of Principal Executive Office (Street and Number)

New York, NY 10010
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Petra Acquisition Inc. (the “Registrant”) has elected not to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Form 10-Q”) and is filing a Form 12b-25 for a 5 day extension deemed necessary for the following reason: The Registrant is still assessing the impact of the guidance issued by the Securities and Exchange Commission on April 12, 2021 as to the accounting implications of certain terms that are common in warrants issued by SPACs. That process has significantly adversely impacted the Registrant’s ability to meet the filing deadline for its quarterly report on Form 10-Q. Due to the foregoing, the Registrant is unable to file, without unreasonable effort or expense, its quarterly report by the prescribed due date. The Registrant correspondingly anticipates the Form 10-Q will be filed as soon as practicable prior to May 24, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sean Fitzpatrick	(971)	622-5800
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Petra Acquisition Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ Sean Fitzpatrick
Sean Fitzpatrick Chief Financial Officer